February 5, 2019
ATTORNEYS AT LAW
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WRITER'S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
046988-0103

Via EDGAR System
Ms. Allison White U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Perritt Funds, Inc. (Investment Company Act File No. 811-21556)
Form N-14 Registration Statement Filed January 4, 2019
Dear Ms. White:
On behalf of our client, Perritt Funds, Inc. and its series, the Perritt Low Priced Stock Fund and the Perritt MicroCap Opportunities Fund (collectively, the "Fund"), set forth below are the Fund's responses to oral comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the above-referenced registration statement (the "Registration Statement").  The comments were provided by Allison White at whitea@sec.gov, 202-551-6751.  The numbered items set forth below summarize (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund's responses.
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.  As appropriate, the Fund has amended the Prospectus in response to these comments, and a redlined copy of the Prospectus is attached hereto.
General Comments
1.        When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.
Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff's comments.
Prospectus
2.  Does the Fund expect the repositioning costs to be significant?  If yes, this should be disclosed to shareholders, as they will bear the expense of the repositioning costs.
Response:  The Fund does not expect these costs to be significant, and has revised the disclosure as follows:
"Approximately 20% of the portfolio of the Low Priced Stock Fund is currently held by the MicroCap Opportunities Fund.  Any repositioning costs related to the sale of the portfolio securities transferred from the Low Priced Stock Fund to the MicroCap Opportunities Fund will be borne by the MicroCap Opportunities Fund.  However, it is not expected that the repositioning costs for the portfolio securities will be significant, as the MicroCap Opportunities
AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

Ms. White
U.S. Securities and Exchange Commission
February 5, 2019

Fund will continue to hold the portfolio securities transferred from the Low Priced Stock Fund until they are sold in the ordinary course of business."
"The projected expenses of the Reorganization will be borne by the Adviser.  The Adviser will not pay for the trading costs (including brokerage commissions, taxes, and custodian fees) that may result from the MicroCap Opportunities Fund rebalancing its portfolio in the ordinary course following the Reorganization.  Any repositioning costs related to the sale of the portfolio securities transferred from the Low Priced Stock Fund to the MicroCap Opportunities Fund will be borne by the MicroCap Opportunities Fund.  However, it is not expected that the repositioning costs for the portfolio securities will be significant, as the MicroCap Opportunities Fund may continue to hold the portfolio securities transferred from the Low Priced Stock Fund indefinitely."
3. The reference to the Ultra MicroCap Fund on page 11 should be deleted.
Response:  The Fund has deleted this reference:
"Other types of securities that the Funds may hold for which fair value pricing might be required include, but are not limited to: (a) illiquid securities (only the Low Priced Stock Fund may invest in illiquid securities), including "restricted" securities and private placements for which there is no public market; (b) securities of an issuer that has entered into a restructuring; and (c) securities whose trading has been halted or suspended."
4. Disclose that the Low Priced Stock Fund outperformed the MicroCap Opportunities Fund in the recent periods, and how the Board of Directors evaluated this fact in recommending that the Low Priced Stock Fund be reorganized into the MicroCap Opportunities Fund.
Response:  The Fund has revised the disclosure as follows:
"The historical performance of the Funds (while the Low Priced Stock Fund outperformed the MicroCap Opportunities Fund for the one and three year periods ended December 31, 2017, the Directors noted that the Low Priced Stock Fund's recent performance had significantly lagged the MicroCap Opportunities Fund's performance, and that the MicroCap Opportunities Fund has a long, proven history of strong absolute and relative performance going back 25 years);"
5. Disclose the methods that the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions.
Response:  The Fund has revised the disclosure as follows:
"Under normal circumstances, the Funds expect to meet redemption requests through the sale of investments held in cash or cash equivalents. In situations in which investment holdings in cash or cash equivalents are insufficient to meet redemption requests, a Fund may choose to borrow money through the Funds' bank line of credit. A Fund may also choose to sell portfolio securities to meet redemption requests, if consistent with the management of such Fund. These methods will be used regularly and may also be used in stressed market conditions."

Ms. White
U.S. Securities and Exchange Commission
February 5, 2019

6. Please revise the disclosure to indicate that if redemption proceeds are paid in kind that shareholders bear market risk, and to indicate that in kind redemptions may be pro rata slices of a fund's securities, individual securities, or a representative basket of securities.
Response:  The Fund has revised the disclosure as follows:
"A Fund may pay redemption requests "in kind."  This means that a Fund may pay redemption requests entirely or partially with liquid securities rather than cash. The Funds may do so in the form of pro-rata slices of a Fund's portfolio, individual securities, or a representative basket of securities. It is not expected that the Funds would do so except in unusual circumstances. If a Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash. Also, a shareholder who receives a redemption in kind bears the market risk of the securities until they are converted into cash."
Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer